GME Innotainment, Inc.

208 East 51st Street, Suite 170, New York, NY 10022

Phone: (212) 508-2130

Thomas Jones.

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         GME Innotainment, Inc.

Offering Statement on Form 1-A

Filed: January 10, 2020

Response Dated: None

File No. 024-11139

May 4, 2020

Dear Mr. Jones,

This letter sets forth the amendments to the GME Innotainment, Inc., (“GMEV” or the “Company”) its Offering Statement on Form 1-A.

2019 Year End Financial Update

1.	We have updated our financials to be as of the fiscal year ended December 31, 2019 and have amended the Management Discussion & Analysis as well as any other corresponding sections accordingly.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 508-2130 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

GME Innotainment, Inc.

/s/Yves R. Michel

Name: Yves R. Michel

Title: Chief Executive Officer, Director